UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐              No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), informs its shareholders and the market in general, in addition to the Notices to the Market dated November 18, 2014 and December 19, 2014, that from June 23, 2015, (inclusive), subsequent auctions to sell up to 1,069,131 and 1,162,652 of the Company’s ordinary and preferred shares, respectively, will be held on the BM&FBOVESPA S.A. – Securities, Commodities and Futures (the “BM&FBOVESPA”). These shares are combined share fractions resulting from the shareholder approved reverse split of shares at the Extraordinary Shareholders’ Meeting, held on November 18, 2014.

The proceeds from the sale of the entire shares during the auctions will be credited proportionally to the respective owners of share fractions, within seven (7) business days after completion of the last auction, in the following manner: (a) shareholders who are Banco do Brasil S.A. (“Banco do Brasil”) account holders, will automatically be credited their amount due to the account in their name with Banco do Brasil, as long as they expressed interest to receive the funds due to them in this way and their registration with Banco do Brasil is up to date; (b) for shareholders whose shares are in custody of BM&FBOVESPA, their amount due will be credited directly to such company that is responsible to transfer these to the shareholders via the custodian; and (c) the remaining eligible shareholders shall make a request at the Banco do Brasil branch of their preference to issue a notice of payment in order to either receive the funds due at the teller or have them credited to a bank account of another bank, at the shareholders expense, as long as they provide the relevant bank details (i.e.: bank name, branch, and account number).

The Company’s Investor Relations Department remains at available to answer any questions as related to the share auctions through its site www.oi.com.br/ri.

Rio de Janeiro, June 19, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer